Exhibit 99.4

Bookham Technology plc

18 November 2003

Oxfordshire, UK – 18 November 2003:  Bookham Technology plc announces that on 17 November 2003 it received notification from The Goldman Sachs Group, Inc that as at close of business on 13 November 2003, The Goldman Sachs Group, Inc was interested, by attribution only, in a total of 8,865,080 shares being 4.09% of the issued share capital of Bookham Technology plc.